Exhibit 99.1

PRESS RELEASE

Paris, February 5, 2015

Sanofi delivers Business EPS(1) growth of 7.3% at CER in 2014

Good sales performance across our various businesses in 2014

•                  Group sales(2) up 4.9% (+2.5% on a reported basis) to €33,770 million

•                  Growth platforms(3) increased 10.7% to €25,802 million

•                  Pharmaceuticals segment grew 4.4%, driven by Diabetes and Genzyme

•                  Vaccines increased 7.2% and Animal Health grew 6.7%

•                  Emerging markets(4) sales delivered 9.3% growth

Solid financial results in 2014

•                  Business net income(1) grew 6.7% at CER to €6,847 million (+2.4% on a reported basis)

•                  Business EPS(1) increased 7.3% at CER to €5.20

•                  Free Cash Flow increased 12.3%

•                  Board proposes dividend of €2.85, the 21st consecutive year of dividend growth

Recent progress on multiple new product launches

•                  Praluent™ filings for the treatment of hypercholesterolemia accepted by the FDA and EMA

•                  Dengue vaccine rolling submission initiated in several endemic countries in Asia

•                  Lemtrada® approved in the U.S. for the treatment of patients with relapsing forms of multiple sclerosis

•                  Cerdelga®, the only oral therapy for adult Gaucher disease type 1 patients, approved in the EU

•                  Afrezza®, a new rapid-acting inhaled insulin, launched in the U.S.

New advances in our R&D pipeline

•                  Revusiran, for the treatment of familial amyloidotic cardiomyopathy, entered Phase III development

•                  Dupilumab granted Breakthrough Therapy designation by the FDA in atopic dermatitis; Phase II study in eosinophilic oesophagitis is being initiated

2015 financial guidance

•                  Taking into account the outlook for U.S. Diabetes as well as new product launches and late stage pipeline development, 2015 Business EPS(1) is expected to be stable to slightly growing versus 2014 at constant average exchange rates, barring major unforeseen adverse events(5)

•                  Applying December 31, 2014 exchange rates to this full-year 2015 guidance, the additional positive currency impact on 2015 business EPS is estimated to be between 4% and 5%.

Sanofi Chairman and Chief Executive Officer, Serge Weinberg commented:

“We are pleased with our solid performance in 2014. The Group delivered strong financial results and we made significant progress in bringing new medicines to market. In 2015, our focus is on operational excellence as we launch multiple new medicines and vaccines. We will also invest in our R&D projects to maximize their potential. The combination of our innovative pipeline and sustainable, diversified businesses provides a strong foundation to create long-term shareholder value.”

(1) See Appendix 10 for definitions of financial indicators; (2) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 10 for a definition); (3) See page 2; (4) See page 7 ; (5) 2014 business EPS was €5.20

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2014 fourth-quarter and full-year figures

	Q4 2014		Change (reported)	Change (CER)	2014		Change (reported)	Change (CER)
Net sales	€9,072	m	+7.3%	+4.6%	€33,770	m	+2.5%	+4.9%
Business net income(1)	€1,828	m	+0.8%	-0.3%	€6,847	m	+2.4%	+6.7%
Business EPS(1)	€1.39		+1.5%	—	€5.20		+3.0%	+7.3%

In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income(1) is a non-GAAP financial measure. The consolidated income statement for 2014 is provided in Appendix 4 and a reconciliation of business net income to consolidated net income in Appendix 3. Consolidated net income for 2014 was €4,390 million compared to €3,716 million for 2013. Consolidated EPS for 2014 was €3.34 versus €2.81 for 2013. Consolidated EPS for Q4 2014 was €1.02 versus €0.80 for Q4 2013.

2014 fourth-quarter and full-year sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates(1).

In the fourth quarter of 2014, Sanofi generated sales of €9,072 million, an increase of 7.3% on a reported basis. Exchange rate movements had a positive effect of 2.7 percentage points mainly reflecting the strength of the dollar. Full-year sales reached €33,770 million, an increase of 2.5% on a reported basis. Exchange rate movements had an unfavorable effect of 2.4 percentage points reflecting the strength of the euro versus other currencies, in particular the Japanese Yen, Russian Ruble, Brazilian Real and Argentine Peso.

Growth Platforms

In the fourth quarter, sales of the Group’s growth platforms increased 10.3% to €7,001 million, driven by the performance of Diabetes (up 11.0%), Vaccines (up 16.2%), Genzyme (up 22.2%) and Animal Health (up 11.5%). The Group’s growth platforms accounted for 77.2% of total consolidated sales in the fourth quarter, up from 72.9% in the fourth quarter of 2013. Full-year sales of growth platforms were €25,802 million, an increase of 10.7%, and accounted for 76.4% of total consolidated sales compared with 72.5% in 2013.

€ million	Q4 2014 net sales		Change (CER)		2014 net sales		Change (CER)
Diabetes		2,024		+11.0%		7,273		+12.1%
Vaccines		1,177		+16.2%		3,974		+7.2%
Consumer Healthcare (CHC)		817		+14.0%		3,337		+16.5%
Genzyme		746		+22.2%		2,604		+24.3%
Animal Health		507		+11.5%		2,076		+6.7%
Other Innovative Products(a)		209		+5.9%		815		+14.7%
Emerging Markets(b)	3,126		+7.9%		11,347		+9.3%(c)
of which Diabetes, Vaccines, CHC, Animal Health, Genzyme and Other Innovative Products	1,605		+16.9%		5,624		+15.3%
of which other products		1,521		-0.3%		5,723		+4.0%
Total Growth Platforms		7,001		+10.3%		25,802		+10.7%

(a)    Includes product launches since 2009 which do not belong to the other Growth Platforms listed above: Multaq®, Jevtana®, Zaltrap®, Auvi-Q™ and Mozobil®.

(b)    World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand.

(c)     Excluding generics in Brazil, sales in Emerging Markets grew 6.5% in 2014.

Pharmaceuticals

In the fourth quarter, sales for the Pharmaceuticals business increased 2.6% to €7,388 million, driven by the U.S. and Emerging Markets. Full-year sales for Pharmaceuticals grew 4.4% to €27,720 million.

(1) See Appendix 10 for definitions of financial indicators.

Diabetes

€ million	Q4 2014 net sales	Change (CER)	2014 net sales	Change (CER)
Lantus®	1,772	+10.8%	6,344	+12.1%
Amaryl®	91	-1.1%	360	+0.3%
Apidra®	96	+16.0%	336	+19.1%
Insuman®	38	+18.2%	137	+6.8%
BGM (Blood Glucose Monitoring)	18	+30.8%	64	+33.3%
Lyxumia®	8	+80.0%	27	+211.1%
Total Diabetes	2,024	+11.0%	7,273	+12.1%

(1) See Appendix 10 for definitions of financial indicators.

In the fourth quarter, sales of the Diabetes division increased 11.0% to €2,024 million driven by double-digit growth of Lantus® in the U.S., Emerging Markets and Western Europe. Full-year sales of the Diabetes division grew 12.1% to €7,273 million.

In the fourth quarter Lantus® sales increased 10.8% to €1,772 million. In the U.S., Lantus® grew by +10.1% to €1,197m in the fourth quarter, supported by an increase of Wholesale Acquisition Cost in early November. In the U.S., Lantus® SoloSTAR® represented 61.7% of total Lantus® sales, versus 58.0% for the same period in 2013. Lantus® fourth-quarter sales were up 11.3% to €228 million in Western Europe driven by Germany, France and Italy. In Emerging Markets, Lantus® sales recorded a strong performance with sales up 17.1% to €270 million in the fourth quarter, reflecting good performance in Russia, China, Turkey and Middle East. Full-year sales of Lantus® reached €6,344 million, up 12.1%, reflecting a price effect of 7.3% (essentially in the U.S.) and a volume effect of 4.8%.

Amaryl® sales were €91 million in the fourth quarter, down 1.1% with an increase of 6.1% to €73 million in Emerging Markets. Full-year sales of Amaryl® were stable at €360 million.

Fourth-quarter sales of Apidra® increased 16.0% to €96 million: the product recorded double-digit growth in all territories. In the U.S. and in Western Europe, sales were up 11.8% to €41 million and 13.0% to €25 million, respectively. In Emerging Markets, sales were up 29.4% to €21 million. In 2014, sales of Apidra® grew 19.1% to €336 million.

Fourth-quarter and 2014 sales of Lyxumia® were €8 million and €27 million, respectively.

Afrezza® (a new rapid-acting inhaled insulin therapy; worldwide exclusive licensing agreement with MannKind) was launched in the U.S. at the beginning of February 2015.

Consumer Healthcare

€ million	Q4 2014 net sales	Change (CER)		2014 net sales	Change (CER)
Allegra®	74	+75.0	%*	350	+37.1	%*
Doliprane®	78	+13.2%		310	+7.2%
Essentiale®	61	+15.0	%**	235	+27.1	%**
Enterogermina®	34	+13.3%		156	+24.6%
Nasacort®	23	—		114	—
No Spa®	25	-3.2%		109	+6.0%
Lactacyd®	23	-22.2%		104	+5.7%
Maalox®	25	+4.0%		98	+9.6%
Dorflex®	22	-4.3%		90	+6.5%
Other CHC Products	452	+8.4%		1,771	+8.5%
Total Consumer Healthcare	817	+14.0	%***	3,337	+16.5	%***

*Excluding the category change: +1.4% in Q4 2014 and -4.5% in 2014

**Excluding the category change: -1.4 % in Q4 2014 and +6.0% in 2014

***Excluding the category change: +4.2 % in Q4 2014 and +6.8% in 2014

Sales of Consumer Healthcare products (CHC) were €817 million in the fourth quarter, an increase of 14.0%. Several products (amounting to €68 million in sales) previously recorded in prescription pharmaceuticals in the fourth quarter of 2013 were transferred to Consumer Healthcare products. Excluding this category change, sales of CHC grew 4.2% driven by the success of the Nasacort® Rx-to-OTC switch in the U.S. and good performance of

Doliprane® and Enterogermina®. Sales of Nasacort® Allergy 24HR nasal spray, which has been available over-the-counter (OTC) in the U.S. since February 2014, were €17 million in the fourth quarter in the U.S. In 2014, sales of CHC were €3,337 million, an increase of 16.5%. Excluding the category change mentioned above (€273 million in 2013), CHC sales grew 6.8%.

Genzyme

€ million	Q4 2014 net sales	Change (CER)	2014 net sales	Change (CER)
Cerezyme®	197	+8.3%	715	+8.3%
Myozyme® / Lumizyme®	150	+11.5%	542	+9.8%
Fabrazyme®	123	+14.4%	460	+23.0%
Aldurazyme®	45	+4.7%	172	+11.3%
Cerdelga®	4	—	4	—
Total Rare Diseases	584	+9.7%	2,137	+11.2%
Aubagio®	146	+98.6%	433	+160.8%
Lemtrada®	16	—	34	—
Total Multiple Sclerosis	162	+114.1%	467	+178.0%
Total Genzyme	746	+22.2%	2,604	+24.3%

Fourth-quarter sales of Genzyme grew 22.2% to €746 million boosted by the performance of Aubagio®. Sales of Genzyme grew 28.6% to €299 million in the U.S., 16.3% to €229 million in Western Europe, 22.3% to €154 million in Emerging Markets and 17.9% to €64 million in the rest of the World. In 2014, sales of Genzyme reached €2,604 million, an increase of 24.3%.

Fourth-quarter and 2014 sales of Rare Diseases were €584 million (up 9.7%) and €2,137 million (up 11.2%), respectively.

Sales of Cerezyme® increased 8.3% to €197 million in the fourth quarter, driven by strong performance in Emerging Markets (up 20.9% to €77 million). Full-year sales of Cerezyme® grew 8.3% to €715 million. Sales of Cerdelga™, the only first-line oral therapy for Gaucher disease type 1 patients, which was approved by the FDA in August, were €4 million. In January, the EMA also approved Cerdelga® for Gaucher disease type 1 patients.

Fourth-quarter sales of Fabrazyme® increased 14.4% to €123 million driven by double-digit growth in all territories. Sales of Fabrazyme® grew 11.5% to €29 million in Western Europe, 12.2% to €59 million in the U.S., 26.7% to €18 million in Emerging Markets and 14.3% to €17 million in the rest of the World. Full-year sales of Fabrazyme® grew 23.0% to €460 million.

Sales of Myozyme®/Lumizyme® grew 11.5% to €150 million in the fourth quarter, driven by the U.S. (up 25.8% to €43 million) due in part to conversion of clinical patients and Emerging Markets (up 28.6% to €27 million). Over the period, sales in Western Europe were stable at €71 million. In 2014, sales of Myozyme®/Lumizyme® grew 9.8% to €542 million.

Fourth-quarter and 2014 sales of Multiple Sclerosis were €162 million (up 114.1%) and €467 million (up 178.0%), respectively.

Sales of Aubagio® were €146 million in the fourth quarter of 2014 versus €69 million for the same period of 2013. In the U.S., sales of Aubagio® were €108 million versus €55 million in the fourth quarter of 2013. In Western Europe, where the launch of the product started in the fourth quarter of 2013, sales reached €27 million in the fourth quarter. Full-year sales of Aubagio® totaled €433 million, up 160.8%.

Fourth quarter and full-year sales of Lemtrada® were €16 million and €34 million, respectively. Fourth-quarter sales of the product were €12 million in Western Europe. In November, the U.S. Food and Drug Administration (FDA) approved Lemtrada® for the treatment of patients with relapsing forms of multiple sclerosis. In the U.S., fourth-quarter sales of Lemtrada® were €2 million.

Other Innovative Products(1)

€ million	Q4 2014 net sales	Change (CER)	2014 net sales	Change (CER)
Multaq®	75	-1.4%	290	+7.8%
Jevtana®	74	+9.1%	273	+19.5%
Mozobil®	31	+16.0%	111	+9.9%
Zaltrap®	20	+33.3%	69	+30.2%
Auvi-Q™	9	-27.3%	72	+21.7%
Total Other Innovative Products	209	+5.9%	815	+14.7%

(1) Includes new product launches which do not belong to the other Growth Platforms

Fourth-quarter sales of Other Innovative Products were €209 million, an increase of 5.9% in the fourth quarter and €815 million, an increase of 14.7% in 2014.

Fourth-quarter and 2014 sales of Multaq® were €75 million (down 1.4%) and €290 million (up 7.8%), respectively. In the fourth quarter, sales of Jevtana® grew 9.1% to €74 million. Full-year sales of Jevtana® grew 19.5% to €273 million. Fourth-quarter and 2014 sales of Mozobil® were €31 million (up 16.0%) driven by the U.S. (up 14.3% to €18 million) and €111 million (up 9.9%), respectively. In the fourth quarter, sales of Zaltrap® grew 33.3% to €20 million, driven by recent launches in Western Europe which offset lower sales in the U.S. Full-year sales of the product were €69 million (up 30.2%).

Other Pharmaceutical Products

€ million	Q4 2014 net sales	Change (CER)	2014 net sales	Change (CER)
Plavix®	500	+1.6%	1,862	+4.7%
Lovenox®	436	-0.5%	1,699	+2.1%
Aprovel®/Avapro®	177	-11.9%	727	-16.6%
Renvela®/Renagel®	213	-7.8%	684	-8.7%
Synvisc® /Synvisc-One®	101	-4.0%	352	-4.6%
Myslee®/Ambien®/Stilnox®	77	-26.9%	306	-18.4%
Taxotere®	71	-31.1%	266	-31.5%
Eloxatin®	74	+34.6%	210	-2.7%
Allegra®	41	-50.6%	192	-48.3%

Fourth-quarter sales of Plavix® increased 1.6% to €500 million, driven by Emerging Markets (up 4.2% to €233 million) and Japan (up 5.7% to €211 million). In mid-2015, generic versions of Plavix® are anticipated to enter the market in Japan. In China, sales of the product increased 9.6% to €135 million. Full-year sales of Plavix® increased 4.7% to €1,862 million.

Sales of Lovenox® were €436 million down 0.5% in the fourth quarter due to lower sales in the U.S. (down 37.3% to €35 million) as a result of generic competition. In Emerging Markets, Lovenox continued its strong performance with sales up 10.6% to €154 million driven by China, Brazil and Russia. In Western Europe, sales of the product were €226 million (up 1.4%). In 2014, sales of Lovenox® totaled €1,699 million, an increase of 2.1%.

Sales of Renvela®/Renagel® were €213 million in the fourth quarter, down 7.8% reflecting lower sales in the U.S. (down 11.0% to €159 million). In the U.S., sales were impacted by the agreement with Impax which was granted a license to sell a limited allotment of bottles of an authorized generic version of Renvela® tablets in the U.S. beginning in April 2014. The specific allotment corresponds to up to 10% of the total 2013 sevelamer sales in the U.S. In 2014, sales of Renvela®/Renagel® were €684 million, a decrease of 8.7%.

In the fourth quarter, sales of Aprovel®/Avapro® were €177 million, down 11.9%, reflecting generic competition in Western Europe where sales decreased 35.8% to €43 million. Full-year sales of Aprovel®/Avapro® were €727 million, down 16.6%.

In the fourth quarter, sales of Allegra® as a prescription drug were €41 million, down 50.6% (excluding the change of category, sales decreased 25.9%) and sales of the Ambien® family of products were €77 million, down 26.9%, mainly reflecting generic competition in Japan for both products. Full-year sales of Allegra® and the Ambien® family of products were €192 million and €306 million, respectively.

Fourth-quarter and 2014 sales of Taxotere® decreased 31.1% (€71 million) and 31.5% (€266 million), respectively, mainly due to generic erosion. Fourth-quarter and full-year 2014 sales of Eloxatin® increased 34.6% (€74 million) and decreased 2.7% (€210 million), respectively.

Generics

Sales of Generics were down 0.6% to €467 million in the fourth quarter, reflecting lower sales in Western Europe (down 7.7% to €133 million) and the U.S. (down 25.7% to €29 million) which offset the recovery in Brazil (up 22% to €71 million ). Full-year sales of Generics grew 16.2% to €1,805 million (down 2.8% excluding Brazil generics).

Vaccines

€ million	Q4 2014 net sales	Change (CER)	2014 net sales	Change (CER)
Polio/Pertussis/Hib Vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	400	+12.0%	1,154	+1.9%
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	334	+59.1%	1,178	+25.2%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	93	+7.3%	455	-7.5%
Adult Booster Vaccines (incl. Adacel ®)	103	-1.0%	398	+2.0%
Travel and Other Endemic Vaccines	100	-9.2%	377	+1.6%
Other Vaccines	147	+1.5%	412	+9.7%
Total Vaccines (consolidated sales)	1,177	+16.2%	3,974	+7.2%

In the fourth quarter, consolidated sales of Sanofi Pasteur increased 16.2% to €1,177 million reflecting strong performance of influenza vaccines in the U.S. and Emerging Markets as well as the continued recovery of Pentacel® in the U.S. Fourth-quarter sales increased 22.3% (to €653 million) and 19.9% (to €441 million) in the U.S. and Emerging Markets, respectively. Full-year consolidated sales of Sanofi Pasteur grew 7.2% to €3,974 million, despite remaining capacity constraints (which Sanofi continues to address in 2015) in a context of strong demand.

Sales of Influenza vaccines grew 59.1% to €334 million in the fourth quarter as a result of Sanofi Pasteur’s strategy to offer differentiated vaccines in the U.S. and strong performance in Emerging Markets. In the U.S., sales of influenza vaccines increased 65.3% to €217 million in the fourth quarter. In 2014, differentiated vaccines such as Fluzone® Quadrivalent vaccine (a four-strain influenza vaccine), Fluzone® High-Dose for elderly people, and Fluzone® ID (which uses a novel microinjection system for intradermal delivery) represented 88% of flu vaccines sales in the U.S. (versus 41% in 2013). In the fourth quarter, sales of influenza vaccines in Emerging Markets increased 55.9% to €109 million and benefited from the strong growth in Mexico. Full-year sales of influenza vaccines increased 25.2% to €1,178 million.

Fourth-quarter sales of Polio/Pertussis/Hib vaccines increased 12.0% to €400 million. In the U.S., Polio/Pertussis/Hib vaccines sales reached €148 million, an increase of 31.4% reflecting the continuous recovery of Pentacel®. In Emerging Markets sales of Polio/Pertussis/Hib vaccines grew 20.9% to €220 million sustained by higher sales of Pentaxim® and the launch of Hexaxim®. In China, fourth-quarter sales of Pentaxim® were lower reflecting variability of supply and lower inventory level. In the rest of the world, fourth-quarter sales of Polio/Pertussis/Hib vaccines decreased 42.3% to €28 million reflecting lower sales of the Polio vaccine, Imovax®, in Japan. Full-year sales of Polio/Pertussis/Hib vaccines were €1,154 million, up 1.9%.

In the fourth quarter, sales of Menactra® increased 19.0% to €80 million reflecting 13.5% growth in the U.S. In 2014, sales of Menactra® were €407 million down 3.1%. In the U.S. Menactra® ‘s strong market share was maintained in 2014

Sales of Adult Booster vaccines were down 1.0% to €103 million and up 2.0% to €398 million in the fourth quarter and in full-year 2014, respectively.

Sales of Travel and Other Endemic vaccines were down 9.2% to €100 million and up 1.6% to €377 million in the fourth quarter and in 2014, respectively.

Sales of Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, were €240 million, (down 2.8% on a reported basis) and €848 million (down 3.3% on a reported basis) in the fourth quarter and in 2014, respectively.

Animal Health

€ million	Q4 2014 net sales	Change (CER)	2014 net sales	Change (CER)
Companion Animal	275	+21.5%	1,281	+8.8%
Production Animal	232	+1.8%	795	+3.5%
Total Animal Health	507	+11.5%	2,076	+6.7%
of which fipronil products	114	+16.7%	597	-0.2%
of which NexGard™	28	—	113	—
of which avermectin products	85	+5.1%	398	-1.7%
of which Vaccines	210	+0.0%	720	+1.2%

Fourth-quarter sales of Animal Health increased 11.5% to €507 million sustained by the success of the NexGard™ launch and performance of fipronil products after a difficult 2013. In the U.S., Animal Health sales increased 35.7% to €170 million in the fourth quarter. Full-year sales of Animal Health increased 6.7% to €2,076 million.

Sales of the Companion Animals segment were up 21.5% to €275 million in the fourth-quarter, reflecting the success of the NexGard™ launch as well as performance of Frontline® family of products (+16.0%). NexGard™, Merial’s next generation flea and tick product for dogs, was launched in the U.S. in the first quarter of 2014 and in most European countries during 2014. Sales of NexGard™ totaled €28 million in the fourth quarter and €113 million in the full year. Fourth-quarter sales of the Companion Animals segment increased 39.8% in the U.S. to €141 million and 11.7% in Western Europe to €67 million. Full-year sales of the Companion Animals segment grew 8.8% to €1,281 million.

Fourth-quarter sales of the Production Animals segment were €232 million, up 1.8%. Strong performance of the avian and swine businesses was partially offset by the negative impact of Veterinary Public Health products. (sales of Veterinary Public Health products were stable in 2014). In 2014, sales of the Production Animals segment were up 3.5% to €795 million.

Net sales by geographic region

€ million	Q4 2014 net sales	Change (CER)	2014 net sales	Change (CER)
Emerging Markets(a)	3,126	+7.9%	11,347	+9.3%
of which Latin America	934	+14.4%	3,363	+21.1%
of which Asia	872	+4.9%	3,205	+6.3%
of which Eastern Europe, Russia and Turkey	673	+5.8%	2,541	+5.0%
of which Africa and Middle East	596	+3.5%	2,095	+2.5%
United States	3,147	+8.8%	11,339	+8.2%
Western Europe(b)	1,956	+0.1%	7,865	+0.0%
Rest of the world(c)	843	-8.4%	3,219	-7.2%
of which Japan	550	-12.0%	2,119	-8.6%
TOTAL	9,072	+4.6%	33,770	+4.9%

(a)         World less the U.S., Canada, Western Europe, Japan, Australia and New Zealand;

(b)         France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark;

(c)          Japan, Canada, Australia and New Zealand

Fourth-quarter sales in Emerging Markets were up 7.9% to €3,126 million. Pharmaceuticals sales increased 6.2% driven by Diabetes (up 17.3%) and Genzyme (up 22.3%). Sales in China were €439 million, up 1.8%, Pharmaceuticals performance (up 12.4%) was partially offset by lower sales of Pentaxim®. In China, the Pharmaceuticals sales growth was driven by Plavix® and Lantus®. Fourth-quarter sales in Eastern Europe, Russia and Turkey increased 5.8% to €673 million supported by good performance in Turkey and Hungary. In Eastern Europe fourth-quarter sales were €345 million (up 3.4%). Sales in Russia reached €208 million, up 6.4% driven by Diabetes. In Africa and Middle-East, sales grew 3.5% to €596 million. In Brazil, sales were €318 million, down 3.3%. Full-year sales in Emerging Markets were up 9.3% to €11,347 million. Excluding Brazil generics, 2014 sales in Emerging Markets grew 6.5%. In 2014, sales in China were €1,603 million (up 8.8%), sales in Brazil were €1,382 million (up 34.8% or 6.9% excluding generics) and sales in Russia were €813 million (up 7.1%).

In the U.S., sales increased 8.8% to €3,147 million in the fourth quarter, due to performance of Genzyme (up 28.6%), Vaccines (up 22.3%), Diabetes (up 10.2%) and Animal Health (up 35.7%). Full-year sales in the U.S. grew 8.2% to €11,339 million.

Fourth-quarter sales in Western Europe were €1,956 million (up 0.1%). The performance of Genzyme (up 16.3%) and Diabetes (up 10.0%) were offset by the impact of generic competition to Aprovel®. In 2014, sales in Western Europe were stable at €7,865 million.

In Japan, sales were €550 million, a decrease of 12.0% in the fourth-quarter sales reflecting the impact of generic competition to Allegra®, Myslee®, Amaryl® and Taxotere® and lower sales of vaccines. Full-year sales in Japan were €2,119 million (down 8.6%).

R&D update

Consult Appendix 8 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of the third-quarter 2014 results on October 28, 2014 include the following:

•                  In January, the European Medicines Agency (EMA) has accepted for review the Marketing Authorization Application (MAA) for Praluent™ (alirocumab, in collaboration with Regeneron). In January, the U.S. Food and Drug Administration (FDA) has accepted for priority review the biologics license application (BLA) for Praluent™. Praluent™ is an investigational monoclonal antibody targeting PCSK9 that is intended for the treatment of patients with hypercholesterolemia.

•                  In January, the rolling submission for Dengue vaccine was initiated in several endemic countries in Asia.

•                  In January, the European Commission approved NexGard® Spectra™ (afoxolaner and milbemycin oxime), a soft, beef-flavored chew for dogs that provides a broad spectrum of internal and external parasite control in one monthly dose.

•                  In January, the EMA has accepted for review the Marketing Authorization Application (MAA) for the pediatric hexavalent vaccine, PR5i.

•                  In January, the European Commission approved Cerdelga® (eliglustat), an oral treatment for certain adults living with Gaucher disease type 1.

•                  In December, Fluzone® Quadrivalent ID vaccine (a four-strain influenza vaccine which uses a microinjection system for intradermal delivery) was approved in the U.S.

•                  In November, the FDA approved the supplemental biologics license application (sBLA) for Fluzone® High-Dose (Influenza Vaccine) to include efficacy data in the Prescribing Information. These data demonstrate that Fluzone® High-Dose vaccine provided improved protection against influenza compared to standard-dose Fluzone® vaccine (trivalent intramuscular formulation) in adults 65 years of age and older.

•                  In November, the FDA granted Breakthrough Therapy designation for dupilumab, an investigational monoclonal antibody that blocks IL-4 and IL-13, two cytokines required for the Th2 immune response, for the treatment of adults with moderate-to-severe atopic dermatitis that are not adequately controlled with topical prescription therapy and/or for whom these treatments are not appropriate.

•                  In November, the FDA approved Lemtrada® (alemtuzumab) for the treatment of patients with relapsing forms of multiple sclerosis and who have had an inadequate response to two or more drugs.

At the beginning of February 2015, the R&D pipeline contained 43 projects (excluding Life Cycle Management) and vaccine candidates in clinical development of which 14 are in Phase III or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase III:

•                  The insulin lispro project (SAR 342434) entered into Phase III for type 1 and type 2 diabetes.

•                  Revusiran (SAR438714, collaboration with Alnylam) entered Phase III for familial amyloidotic cardiomyopathy (FAC).

•                  Sanofi and Regeneron announced in January that two new ODYSSEY trials (ODYSSEY CHOICE I and CHOICE II), which are the first Phase III trials to assess Praluent™ (alirocumab) administered every four weeks, met their primary efficacy endpoints. The trials compared the reduction from baseline in low-density lipoprotein cholesterol at 24 weeks with alirocumab versus placebo in patients with hypercholesterolemia.

•                  In November, new detailed positive results from six Phase 3 ODYSSEY trials evaluating Praluent™ (alirocumab) were presented at the American Heart Association (AHA) Scientific Sessions. All six trials, ODYSSEY LONG TERM, COMBO I, ALTERNATIVE, OPTIONS I, OPTIONS II, and HIGH FH, met their primary efficacy endpoint of a greater reduction in LDL-C at 24 weeks, versus either active comparator or placebo, which included standard-of-care therapy.

•                  In November, the New England Journal of Medicine published results of the Phase III efficacy clinical study in Latin America of Dengue vaccine. Overall efficacy against any symptomatic dengue disease was 60.8 percent* in children and adolescents 9-16 years old who received three doses of the vaccine. Analyses show a 95.5 percent* protection against severe dengue and an 80.3 percent* reduction in the risk of hospitalization during the study. Safety analyses during the study showed similar reporting rates between the vaccine and control groups and were consistent with the favorable safety profile observed during the 25-month active surveillance period of the previous efficacy study conducted in Asia. The full data of this Latin American study were also presented at the American Society of Tropical Medicine and Hygiene (ASTMH) Annual Meeting, in November 2014.

Phase II:

•                  In November, Sanofi and Regeneron announced positive results from the interim analysis of a dose-ranging Phase IIb study of dupilumab in adult patients with uncontrolled moderate-to-severe asthma. In the study, the three highest doses of dupilumab in combination with standard-of-care therapy met the primary endpoint of a statistically significant improvement from baseline in forced expiratory volume over one second (FEV1, a standard measure of lung function) at Week 12 in patients with high blood eosinophils, as compared to placebo in combination with standard-of-care therapy.

•                  Phase II development of dupilumab in monotherapy for eosinophilic oesophagitis is being intiated.

•                  GZ402671, an oral GCS inhibitor, entered Phase II for Fabry disease.

Phase I:

•                  GZ402668, a monoclonal antibody anti-CD52, entered Phase I in relapsing multiple sclerosis.

•                  Sanofi has decided to opt out of two projects (collaboration with Regeneron): SAR307746, an anti-ANG2 monoclonal antibody evaluated in solid tumors (currently on partial clinical hold) and SAR438584 a respiratory syncytial virus (RSV-F) protein inhibitor monoclonal antibody.

•                  Sanofi has decided not to pursue the development of SAR260301 (PI3K beta selective inhibitor evaluated in oncology).

*95% CIs efficacy against severe dengue [68.8%, 99.9%]; 95% CIs overall efficacy [52.0%, 68.0%]; 95% CIs reduction of the risk of hospitalization [64.7%, 89.5%]

Fourth-quarter and 2014 financial results

Business Net Income(1)

Sanofi generated fourth-quarter net sales of €9,072 million, an increase of 7.3% on a reported basis (up 4.6% at constant exchange rates). Full-year sales were €33,770 million, an increase of 2.5% on a reported basis (up 4.9% at constant exchange rates).

In the fourth quarter, other revenues increased 11.4% to €98 million and benefited from a positive currency impact (up 5.7% at constant exchange rates). In 2014, other revenues were €339 million (down 4.5%).

Fourth-quarter gross profit was up 8.5% (up 5.5% at constant exchange rates) to €6,129 million. The ratio of cost of sales to net sales (CoS ratio) improved by 0.8 percentage points to 33.5%, versus the fourth quarter of 2013. This reflected positive impact from Genzyme, U.S. Pharmaceuticals, currencies combined with improved industrial performance which largely offset negative mix effect of vaccines. Full-year gross profit was €23,080 million, up 3.4% (or up 5.9% at constant exchange rates). In 2014, the ratio of cost of sales to net sales improved by 0.7 percentage points to 32.7% versus 2013, reflecting higher margin from Genzyme, recovery of Generics in Brazil and improved industrial performance which were partially offset by slight negative mix impact from Vaccines and Animal Health.

In the fourth quarter, Research and Development expenses were €1,351 million, an increase of 8.4%. At constant exchange rates, R&D expenses increased by 5.8% reflecting higher spend on sarilumab and Praluent™. Full-year R&D expenses were up 1.1% to €4,824 million (or up 1.9% at constant exchange rates), reflecting higher spend in monoclonal antibodies development programs and Phase IV studies in Rare Diseases and Multiple Sclerosis which were partially offset by internal costs savings. In 2014, the ratio of R&D to net sales was 0.2 percentage points lower at 14.3% compared with 2013.

Selling and general expenses (SG&A) were €2,465 million, an increase of 14.9% in the fourth quarter. At constant exchange rates, SG&A increased 11.8% reflecting additional investment in sales force in China, higher marketing costs for Vaccines and Animal Health as well as Genzyme’s launch investments in Multiple Sclerosis and Rare Diseases. The ratio of SG&A to net sales was 1.8 percentage points higher to 27.2% compared with the fourth quarter of 2013. Full-year SG&A expenses increased 4.5% to €8,991 million (an increase of 6.6% at constant exchange rates), driven by Genzyme launch investments in Multiple Sclerosis and Rare Diseases, Sales & Marketing investment in Nasacort® OTC and NexGard™, higher launch preparedness costs and a salesforce expansion in China. In 2014, the ratio of SG&A to net sales increased 0.5 percentage points to 26.6% compared with 2013.

Other current operating income net of expenses was €96 million in the fourth quarter versus €252 million in the fourth quarter of 2013. This quarter included a capital gain before tax of €79 million following the sale to a third party of some products mainly in France and Italy. In the fourth quarter of 2013, this line included a payment of €92 million related to Actonel® and an income of €93 million related to Rituxan® arbitration.

The share of profits from associates was €65 million in the fourth quarter (versus €26 million in the fourth quarter of 2013) and included Sanofi’s share in Regeneron profit recorded under the equity method since the beginning of April as well as Sanofi’s share of profit in Sanofi Pasteur MSD (the Vaccines joint venture with Merck & Co. in Europe). In 2014, the share of profits from associates was €147 million compared with €85 million in 2013.

Non-controlling interests were -€31 million and -€127 in the fourth quarter and in 2014, respectively.

Fourth-quarter business operating income was €2,443 million, a decrease of 2.0%. At constant exchange rates, business operating income decreased 3.3%. The ratio of business operating income to net sales was 2.6 percentage points lower to 26.9%. Full-year business operating income grew 1.4% to €9,449 million (up 5.4% at constant exchange rates). The ratio of business operating income to net sales was 28.0%, compared to 28.3% in 2013.

Net financial expenses were €138 million in the fourth quarter compared to €103 million in the fourth quarter of 2013). This line included in the fourth quarter of 2013 a capital gain (€29 million) linked to the partial sales of a financial investment. Full-year net financial expenses were €447 million versus €503 million in 2013. In 2014, net financial expenses included net capital gains of €68 million.

(1)         See Appendix 10 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

The fourth quarter effective tax rate was 21% (versus 24% in the fourth quarter of 2013). The 2014 effective tax rate was stable at 24.0%.

Fourth-quarter business net income(1) increased 0.8% to €1,828 million. At constant exchange rates, business net income was down 0.3%. The ratio of business net income to net sales was 20.1% in the fourth quarter versus 21.4% in the fourth quarter of 2013. Full-year business net income grew 2.4% to €6,847 million (an increase of 6.7% at constant exchange rates). The ratio of business net income to net sales was stable in 2014 at 20.3%.

In the fourth quarter of 2014, business earnings per share(1) (EPS) was €1.39, up 1.5% on a reported basis and stable at constant exchange rates. The average number of shares outstanding was 1,315.8 million in the fourth quarter versus 1,321.1 million in the same period in 2013. In 2014, business earnings per share(1) was €5.20, up 3.0% on a reported basis and up 7.3% at constant exchange rates. The average number of shares outstanding was 1,315.8 million in 2014 versus 1,323.1 million in 2013 due to our share buyback activities.

From business net income to consolidated net income (see Appendix 3)

In 2014, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

•                  A €2,482 million amortization charge related to fair-value re-measurement on intangible assets of acquired companies (primarily Aventis: €874 million, Genzyme: €811 million and Merial: €401 million) and to acquired intangible assets (licenses/products: €121 million). A €620 million amortization charge on intangible assets related to fair-value re-measurement of acquired companies (primarily Aventis: €185 million, Genzyme: €203 million and Merial: €107 million), and to acquired intangible assets (licenses/products: €57 million) was booked in the fourth quarter. These items have no cash impact on the Group.

•                  A net reversal of impairment of intangible assets of €26 million (of which €135 million in Q4 2014 mainly related to the partial reversal of the Lemtrada® impairment recorded in Q4 2013 and the partial impairments of the rotavirus vaccine and CHC intangibles in Emerging Markets). This item has no cash impact on the Group.

•                  A charge of €303 million (of which €126 million in Q4 2014) mainly reflecting an increase in the fair value of contingent considerations related to the CVRs (€82 million, of which €61 million in Q4 2014) and Bayer contingent considerations (€238 million, of which €83 million in Q4 2014) linked to Lemtrada®.

•                  Restructuring costs of €411 million (including €113 million in Q4 2014 mainly related to transformation in France and North America).

•                  A €35 million gain on Alnylam shares. This item has no cash impact on the Group.

•                  An annual fee of €116 million related to 2013 sales in the U.S. following the final IRS regulation issued in July 2014 that has changed the timing of liability recognition and leads to a one-time “double” expense in 2014.

•                  A €1,094 million tax effect arising from the items listed above, comprising €728 million generated by amortization charged against intangible assets, €254 million associated with fair value remeasurement of contingent consideration liability and €143 million associated with restructuring costs. The fourth quarter tax effect was €311 million, including €235 million associated with fair value re-measurement of contingent consideration liability, €89 million of deferred taxes generated by amortization charged against intangible assets and €44 million linked to restructuring costs (see Appendix 3).

•                  A tax of €110 million on dividends paid to shareholders of Sanofi.

•                  In “Share of profits/losses from associates”, a charge of €198 million, net of tax, mainly relating to the share of the fair-value re-measurements on assets and liabilities as part of the acquisition of associates and to the share of amortization of intangible assets of joint-ventures (of which €80 million in Q4 2014). This item has no cash impact on the Group.

(1)         See Appendix 10 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Capital Allocation

In 2014, net cash generated by operating activities increased 12.3% to €7,248 million after capital expenditures of €1,223 million and a decrease in working capital by €988 million. This net Cash Flow has contributed to finance a share repurchase (€1,801 million) partially offset by proceeds from the issuance of new shares (€680 million), dividend paid by Sanofi (€3,676 million), acquisitions and partnerships net of disposals (€2,374 million of which €1,629 million was related to Regeneron and €535 million was related to Alnylam) and restructuring costs (€774 million). As a consequence, net debt increased from €6,043 million at December 31, 2013 to €7,171 million at December 31, 2014 (amount net of €7,341 million cash and cash equivalents).

In 2014, the capital returned to shareholders reached €5,477million (dividend on 2013 results of €3,676million paid in 2014 and share buy back of €1,801million executed in 2014).

In 2015, capital expenditures should be between €1.8 and €1.9 billion, reflecting especially investment in biologic activities.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2014 fourth-quarter and 2014 consolidated net sales by geographic region and product

Appendix 2:	2014 fourth-quarter and 2014 business net income statement

Appendix 3:	Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 4:	2014 fourth-quarter and 2014 consolidated income statement

Appendix 5:	Change in net debt

Appendix 6:	Simplified consolidated balance sheet

Appendix 7:	2015 currency sensitivity

Appendix 8:	R&D pipeline

Appendix 9:	Expected R&D milestones in 2015

Appendix 10:	Definitions

Appendix 1: 2014 Fourth-quarter and 2014 consolidated net sales by geographic region and product

Q4 2014 net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States	% CER	Emerging Markets	% CER	Rest of the World	% CER
Lantus	1,772	10.8%	17.2%	228	11.3%	1,197	10.1%	270	17.1%	77	0.0%
Apidra	96	16.0%	18.5%	25	13.0%	41	11.8%	21	29.4%	9	14.3%
Amaryl	91	-1.1%	0.0%	4	-20.0%	1	0.0%	73	6.1%	13	-21.1%
Insuman	38	18.2%	15.2%	21	-8.7%	0	—	17	63.6%	0	-100.0%
Lyxumia	8	80.0%	60.0%	4	33.3%	0	—	1	—	3	100.0%
Diabetes	2,024	11.0%	16.7%	297	10.0%	1,239	10.2%	383	17.3%	105	1.0%
Taxotere	71	-31.1%	-31.1%	4	33.3%	1	-88.9%	46	-18.2%	20	-41.7%
Jevtana	74	9.1%	12.1%	36	5.9%	26	4.3%	8	0.0%	4	—
Eloxatine	74	34.6%	42.3%	1	0.0%	25	666.7%	31	0.0%	17	-11.1%
Thymoglobulin	57	10.0%	14.0%	8	0.0%	30	7.7%	15	23.1%	4	0.0%
Mozobil	31	16.0%	24.0%	8	0.0%	18	14.3%	4	50.0%	1	100.0%
Zaltrap	20	33.3%	33.3%	12	100.0%	7	-12.5%	1	0.0%	0	—
Other Oncology	63	-1.6%	0.0%	12	-15.4%	39	-5.6%	9	12.5%	3	33.3%
Oncology	390	1.3%	4.3%	81	9.6%	146	11.8%	114	-4.2%	49	-17.2%
Aubagio	146	98.6%	111.6%	27	133.3%	108	80.0%	4	400.0%	7	400.0%
Lemtrada	16	650.0%	700.0%	12	450.0%	2	—	1	—	1	—
Cerezyme	197	8.3%	8.8%	62	1.7%	48	0.0%	77	20.9%	10	0.0%
Cerdelga	4	—	—	0	—	4	—	0	—	0	—
Myozyme	150	11.5%	14.5%	71	0.0%	43	25.8%	27	28.6%	9	12.5%
Fabrazyme	123	14.4%	18.3%	29	11.5%	59	12.2%	18	26.7%	17	14.3%
Aldurazyme	45	4.7%	4.7%	16	6.3%	9	0.0%	15	6.7%	5	0.0%
Other Rare Diseases products	65	1.5%	0.0%	12	22.2%	26	-7.7%	12	-9.1%	15	10.5%
Genzyme	746	22.2%	25.4%	229	16.3%	299	28.6%	154	22.3%	64	17.9%
Plavix	500	1.6%	1.8%	49	-18.3%	0	—	233	4.2%	218	4.6%
Lovenox	436	-0.5%	-0.5%	226	1.4%	35	-37.3%	154	10.6%	21	-4.3%
Aprovel	177	-11.9%	-8.3%	43	-35.8%	5	-28.6%	103	-4.9%	26	47.1%
Renagel And Renvela	213	-7.8%	-1.8%	36	6.1%	159	-11.0%	13	-23.5%	5	75.0%
Allegra	41	-50.6%	-52.9%	2	0.0%	0	-100.0%	1	-96.7%	38	-28.6%
Stilnox	77	-26.9%	-26.0%	9	0.0%	21	-34.5%	15	6.7%	32	-38.0%
Depakine	104	10.6%	10.6%	36	0.0%	0	—	65	18.5%	3	0.0%
Synvisc / Synvisc One	101	-4.0%	2.0%	8	14.3%	78	-7.7%	11	37.5%	4	-33.3%
Tritace	69	-6.8%	-6.8%	31	-6.1%	0	—	35	-7.9%	3	0.0%
Multaq	75	-1.4%	5.6%	11	-8.3%	61	-1.8%	2	0.0%	1	—
Lasix	41	-10.9%	-10.9%	19	0.0%	1	0.0%	13	0.0%	8	-41.7%
Targocid	47	14.6%	14.6%	23	21.1%	0	—	23	10.5%	1	0.0%
Orudis	44	25.7%	25.7%	6	-16.7%	0	—	38	35.7%	0	0.0%
Cordarone	33	-5.6%	-8.3%	6	0.0%	0	—	18	0.0%	9	-18.2%
Xatral	25	4.2%	4.2%	10	0.0%	0	—	16	0.0%	-1	-100.0%
Actonel	20	-20.0%	-20.0%	4	-20.0%	0	—	9	-25.0%	7	-12.5%
Auvi-Q / Allerject	9	-27.3%	-18.2%	0	-100.0%	7	-22.2%	0	—	2	0.0%
Other Rx Drugs	932	-13.2%	-12.4%	391	-7.2%	72	-44.3%	382	-4.5%	87	-30.4%
Total Other Rx Drugs	2,944	-7.8%	-6.5%	910	-6.3%	439	-21.5%	1,131	-1.1%	464	-11.3%
Consumer Healthcare	817	14.0%	13.2%	158	7.5%	172	17.0%	435	17.3%	52	0.0%
Generics	467	-0.6%	-2.3%	133	-7.7%	29	-25.7%	291	4.5%	14	44.4%
Pharmaceuticals	7,388	2.6%	4.7%	1,808	0.3%	2,324	4.0%	2,508	6.2%	748	-6.9%
Polio Pertussis	400	12.0%	17.3%	4	-60.0%	148	31.4%	220	20.9%	28	-42.3%
Influenza Vaccines	334	59.1%	68.7%	3	-40.0%	217	65.3%	109	55.9%	5	50.0%
Meningitis/Pneumonia	93	7.3%	13.4%	1	0.0%	62	7.7%	28	7.4%	2	0.0%
Adult Booster Vaccines	103	-1.0%	5.1%	15	87.5%	63	-18.6%	19	26.7%	6	20.0%
Travel And Other Endemics Vaccines	100	-9.2%	-8.3%	2	-66.7%	18	-15.8%	67	-4.3%	13	0.0%
Other Vaccines	147	1.5%	12.2%	3	200.0%	145	8.0%	-2	-150.0%	1	-400.0%
Vaccines	1,177	16.2%	22.7%	28	-9.7%	653	22.3%	441	19.9%	55	-29.5%
Fipronil products	114	16.7%	18.8%	30	16.0%	41	40.7%	30	11.1%	13	-11.8%
Nexgard	28	—	—	2	—	22	—	0	—	4	—
Vaccines	210	0.0%	1.9%	50	-7.5%	43	0.0%	111	3.7%	6	0.0%
Avermectin products	85	5.1%	9.0%	16	-16.7%	40	28.6%	17	0.0%	12	-6.7%
Others	70	7.8%	9.4%	22	4.2%	24	5.0%	19	10.5%	5	100.0%
Animal Health	507	11.5%	14.2%	120	0.0%	170	35.7%	177	5.3%	40	2.6%
Total Group	9,072	4.6%	7.3%	1,956	0.1%	3,147	8.8%	3,126	7.9%	843	-8.4%

2014 net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States	% CER	Emerging Markets	% CER	Rest of the World	% CER
Lantus	6,344	12.1%	11.0%	871	7.7%	4,225	12.4%	970	17.6%	278	3.1%
Apidra	336	19.1%	16.7%	98	16.7%	131	16.1%	75	28.6%	32	17.2%
Amaryl	360	0.3%	-4.0%	19	-13.6%	4	100.0%	283	8.9%	54	-26.8%
Insuman	137	6.8%	3.8%	82	-8.9%	1	0.0%	54	38.1%	0	-100.0%
Lyxumia	27	211.1%	200.0%	15	150.0%	0	—	4	—	8	200.0%
Diabetes	7,273	12.1%	10.7%	1,143	8.3%	4,361	12.6%	1,390	17.4%	379	1.0%
Taxotere	266	-31.5%	-35.0%	15	-31.8%	8	-81.0%	156	-23.2%	87	-29.1%
Jevtana	273	19.5%	18.2%	142	28.2%	91	5.8%	33	19.4%	7	75.0%
Eloxatine	210	-2.7%	-5.0%	5	-16.7%	22	5.3%	121	-2.4%	62	-4.3%
Thymoglobulin	217	11.1%	9.6%	32	3.2%	108	5.9%	64	26.4%	13	8.3%
Mozobil	111	9.9%	9.9%	34	3.1%	62	8.9%	12	20.0%	3	66.7%
Zaltrap	69	30.2%	30.2%	37	146.7%	27	-25.0%	5	150.0%	0	—
Other Oncology	255	2.4%	1.2%	55	0.0%	151	1.3%	32	6.7%	17	10.5%
Oncology	1,401	-2.5%	-4.4%	320	17.4%	469	-4.9%	423	-5.4%	189	-14.1%
Aubagio	433	160.8%	160.8%	83	600.0%	326	112.5%	10	550.0%	14	—
Lemtrada	34	1600.0%	1600.0%	28	1250.0%	2	—	2	—	2	—
Cerezyme	715	8.3%	3.9%	241	6.7%	186	4.5%	248	14.5%	40	-2.3%
Cerdelga	4	—	—	0	—	4	—	0	—	0	—
Myozyme	542	9.8%	8.4%	270	-1.8%	142	14.6%	98	41.9%	32	17.2%
Fabrazyme	460	23.0%	20.1%	110	26.4%	223	13.8%	69	49.0%	58	26.5%
Aldurazyme	172	11.3%	8.2%	64	6.7%	33	13.8%	58	16.7%	17	6.3%
Other Rare Diseases products	244	2.9%	0.0%	43	7.7%	89	-10.1%	49	25.6%	63	6.0%
Genzyme	2,604	24.3%	21.6%	839	19.6%	1,005	28.7%	534	26.7%	226	18.5%
Plavix	1,862	4.7%	0.3%	217	-15.6%	1	-80.0%	862	8.8%	782	7.6%
Lovenox	1,699	2.1%	-0.2%	898	4.3%	130	-30.5%	584	10.1%	87	-2.1%
Aprovel	727	-16.6%	-17.6%	190	-43.8%	18	5.9%	409	1.7%	110	-5.1%
Renagel And Renvela	684	-8.7%	-8.8%	133	-0.8%	464	-13.6%	68	9.0%	19	10.5%
Allegra	192	-48.3%	-52.7%	10	0.0%	0	-100.0%	5	-95.8%	177	-30.1%
Stilnox	306	-18.4%	-21.7%	40	-2.4%	74	-17.0%	63	1.5%	129	-29.1%
Depakine	395	0.5%	-2.5%	139	0.0%	0	—	243	1.2%	13	-6.7%
Synvisc / Synvisc One	352	-4.6%	-5.1%	28	12.0%	274	-7.5%	39	24.2%	11	-33.3%
Tritace	281	-5.9%	-8.5%	127	-6.6%	0	—	147	-3.8%	7	-27.3%
Multaq	290	7.8%	7.8%	44	2.3%	235	8.8%	9	12.5%	2	0.0%
Lasix	164	-0.6%	-4.7%	78	4.0%	3	0.0%	51	12.0%	32	-22.7%
Targocid	162	-0.6%	-2.4%	84	5.1%	0	—	71	-2.7%	7	-25.0%
Orudis	160	17.4%	11.1%	20	-16.7%	0	—	137	23.9%	3	33.3%
Cordarone	129	-2.8%	-8.5%	24	-4.0%	0	—	71	2.7%	34	-11.9%
Xatral	94	-5.0%	-6.9%	38	-2.6%	0	-100.0%	56	-1.7%	0	0.0%
Actonel	82	-14.0%	-18.0%	17	-22.7%	0	—	41	-10.4%	24	-13.3%
Auvi-Q / Allerject	72	21.7%	20.0%	2	-33.3%	61	21.6%	0	—	9	50.0%
Other Rx Drugs	3,649	-11.2%	-13.6%	1,547	-6.2%	344	-29.8%	1,397	-7.9%	361	-20.2%
Total Other Rx Drugs	11,300	-6.7%	-9.2%	3,636	-6.8%	1,604	-15.2%	4,253	-1.5%	1,807	-9.8%
Consumer Healthcare	3,337	16.5%	11.1%	676	1.7%	708	15.4%	1,756	28.4%	197	-13.2%
Generics	1,805	16.2%	11.1%	533	-4.3%	123	-31.3%	1,106	38.8%	43	27.8%
Pharmaceuticals	27,720	4.4%	1.7%	7,147	-0.1%	8,270	5.6%	9,462	11.1%	2,841	-6.9%
Polio Pertussis	1,154	1.9%	0.5%	24	-31.4%	411	46.9%	581	-8.1%	138	-22.7%
Influenza Vaccines	1,178	25.2%	26.8%	93	12.0%	694	25.7%	368	28.5%	23	18.2%
Meningitis/Pneumonia	455	-7.5%	-8.3%	3	-40.0%	361	2.3%	84	-32.6%	7	0.0%
Adult Booster Vaccines	398	2.0%	1.8%	59	-1.7%	276	2.6%	49	4.2%	14	0.0%
Travel And Other Endemics Vaccines	377	1.6%	-1.3%	21	16.7%	95	-2.1%	211	1.4%	50	3.8%
Other Vaccines	412	9.7%	11.4%	4	33.3%	393	11.8%	8	-27.3%	7	-33.3%
Vaccines	3,974	7.2%	6.9%	204	0.0%	2,230	17.1%	1,301	-0.7%	239	-13.7%
Fipronil products	597	-0.2%	-2.3%	181	1.1%	272	-4.5%	104	12.1%	40	-4.3%
Nexgard	113	—	—	9	—	98	—	1	—	5	—
Vaccines	720	1.2%	-1.0%	185	1.1%	155	2.0%	361	0.8%	19	5.3%
Avermectin products	398	-1.7%	-3.6%	55	-6.9%	225	0.9%	56	1.7%	62	-8.5%
Others	248	8.1%	6.0%	84	0.0%	89	7.4%	62	21.8%	13	7.7%
Animal Health	2,076	6.7%	4.6%	514	1.8%	839	13.0%	584	4.9%	139	-1.3%
Total Group	33,770	4.9%	2.5%	7,865	0.0%	11,339	8.2%	11,347	9.3%	3,219	-7.2%

Appendix 2: Business net income statement

Fourth quarter 2014	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	Q4 2014	Q4 2013*	Change	Q4 2014	Q4 2013*	Change	Q4 2014	Q4 2013*	Change	Q4 2014	Q4 2013*	Change	Q4 2014	Q4 2013*
Net sales	9,072	8,457	7.3%	7,388	7,054	4.7%	1,177	959	22.7%	507	444	14.2%	—	—
Other revenues	98	88	11.4%	77	71	8.5%	10	9	11.1%	11	8	37.5%	—	—
Cost of sales	(3,041)	(2,898)	4.9%	(2,200)	(2,211)	(0.5)%	(619)	(501)	23.6%	(222)	(186)	19.4%	—	—
As % of net sales	(33.5)%	(34.3)%		(29.8)%	(31.3)%		(52.5)%	(52.2)%		(43.8)%	(41.9)%
Gross profit	6,129	5,647	8.5%	5,265	4,914	7.1%	568	467	21.6%	296	266	11.3%	—	—
As % of net sales	67.6%	66.8%		71.3%	69.7%		48.3%	48.7%		58.4%	59.9%
Research and development expenses	(1,351)	(1,246)	8.4%	(1,162)	(1,068)	8.8%	(142)	(136)	4.4%	(47)	(42)	11.9%	—	—
As % of net sales	(14.9)%	(14.7)%		(15.7)%	(15.1)%		(12.1)%	(14.2)%		(9.3)%	(9.5)%
Selling and general expenses	(2,465)	(2,145)	14.9%	(2,112)	(1,855)	13.9%	(173)	(133)	30.1%	(177)	(157)	12.7%	(3)	—
As % of net sales	(27.2)%	(25.4)%		(28.6)%	(26.3)%		(14.7)%	(13.9)%		(34.9)%	(35.4)%
Other current operating income/expenses	96	252		118	259		(1)	(3)		2	1		(23)	(5)
Share of profit/loss of associates** and joint ventures	65	26		51	18		13	9		1	(1)		—	—
Net income attributable to non-controlling interests	(31)	(40)		(30)	(39)		—	—		(1)	(1)		—	—
Business operating income	2,443	2,494	(2.0)%	2,130	2,229	(4.4)%	265	204	29.9%	74	66	12.1%	(26)	(5)
As % of net sales	26.9%	29.5%		28.8%	31.6%		22.5%	21.3%		14.6%	14.9%
Financial income and expenses	(138)	(103)
Income tax expense	(477)	(577)
Tax rate***	21.0%	24.0%
Business net income	1,828	1,814	0.8%
As % of net sales	20.1%	21.4%
Business earnings per share**** (in euros)	1.39	1.37	1.5%

*                               Including impact of transition to IFRIC 21.

**                        Net of tax.

***                 Determined on the basis of Business income before tax, associates and non-controlling interests.

****          Based on an average number of shares outstanding of 1,315.8 million in the fourth quarter of 2014 and 1,321.1 million in the fourth quarter of 2013.

Full year 2014	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	2014	2013*	Change	2014	2013*	Change	2014	2013*	Change	2014	2013*	Change	2014	2013*
Net sales	33,770	32,951	2.5%	27,720	27,250	1.7%	3,974	3,716	6.9%	2,076	1,985	4.6%	—	—
Other revenues	339	355	(4.5)%	272	295	(7.8)%	33	30	10.0%	34	30	13.3%	—	—
Cost of sales	(11,029)	(10,983)	0.4%	(8,282)	(8,518)	(2.8)%	(1,948)	(1,776)	9.7%	(799)	(689)	16.0%	—	—
As % of net sales	(32.7)%	(33.4)%		(29.9)%	(31.3)%		(49.0)%	(47.8)%		(38.4)%	(34.7)%
Gross profit	23,080	22,323	3.4%	19,710	19,027	3.6%	2,059	1,970	4.5%	1,311	1,326	(1.1)%	—	—
As % of net sales	68.3%	67.7%		71.1%	69.8%		51.8%	53.0%		63.2%	66.8%
Research and development expenses	(4,824)	(4,770)	1.1%	(4,174)	(4,087)	2.1%	(493)	(518)	(4.8)%	(157)	(165)	(4.8)%	—	—
As % of net sales	(14.3)%	(14.5)%		(15.1)%	(15.0)%		(12.4)%	(13.9)%		(7.6)%	(8.3)%
Selling and general expenses	(8,991)	(8,603)	4.5%	(7,692)	(7,362)	4.5%	(614)	(588)	4.4%	(682)	(653)	4.4%	(3)	—
As % of net sales	(26.6)%	(26.1)%		(27.7)%	(27.0)%		(15.5)%	(15.8)%		(32.9)%	(32.9)%
Other current operating income/expenses	164	450		194	422		2	3		20	(1)		(52)	26
Share of profit/loss of associates** and joint ventures	147	85		106	48		40	41		1	(4)		—	—
Net income attributable to non-controlling interests	(127)	(162)		(126)	(162)		—	1		(1)	(1)		—	—
Business operating income	9,449	9,323	1.4%	8,018	7,886	1.7%	994	909	9.4%	492	502	(2.0)%	(55)	26
As % of net sales	28.0%	28.3%		28.9%	28.9%		25.0%	24.5%		23.7%	25.3%
Financial income and expenses	(447)	(503)
Income tax expense	(2,155)	(2,134)
Tax rate***	24.0%	24.0%
Business net income	6,847	6,686	2.4%
As % of net sales	20.3%	20.3%
Business earnings per share**** (in euros)	5.20	5.05	3.0%

*                               Including impact of transition to IFRIC 21.

**                        Net of tax.

***                 Determined on the basis of Business income before tax, associates and non-controlling interests.

****          Based on an average number of shares outstanding of 1,315.8 million in 2014 and 1,323.1 million in 2013.

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q4 2014	Q4 2013(1)	Change
Business net income	1,828	1,814	0.8%
Amortization of intangible assets(2)	(620)	(682)
Impairment of intangible assets	135	(919)
Fair value remeasurement of contingent consideration liabilities	(126)	499
Expenses arising from the impact of acquisitions on inventories	—	(1)
Restructuring costs	(113)	(70)
Additional yearly expense related to US Branded Prescription Drug Fee(3)	—	—
Tax effect of items listed above:	311	442
Amortization of intangible assets	89	216
Impairment of intangible assets	(57)	338
Fair value remeasurement of contingent consideration liabilities	235	(128)
Expenses arising from the impact of acquisitions on inventories	—	—
Restructuring costs	44	16
Other tax items	—	—
Share of items listed above attributable to non-controlling interests	4	1
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(80)	(24)
Net income attributable to equity holders of Sanofi	1,339	1,060	26.3%
Consolidated earnings per share(4) (in euros)	1.02	0.80

(1)     Including impact of transition to IFRIC 21

(2)     Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €563 million in the fourth quarter of 2014 and €657 million in the fourth quarter of 2013.

(3)     Annual fee related to 2013 sales following the final IRS regulation issued in July 2014 that has changed the timing of liability recognition and leads to a one-time “double” expense in the year of 2014.

(4)     Based on an average number of shares outstanding of 1,315.8 million in the fourth quarter of 2014 and 1,321.1 in the fourth quarter of 2013.

See page 11 for comments on the reconciliation of business net income to consolidated net income.

€ million	2014	2013(1)	Change
Business net income	6,847	6,686	2.4%
Amortization of intangible assets(2)	(2,482)	(2,914)
Impairment of intangible assets	26	(1,387)
Fair value remeasurement of contingent consideration liabilities	(303)	314
Expenses arising from the impact of acquisitions on inventories	—	(8)
Restructuring costs	(411)	(300)
Other gains and losses, and litigation(3)	35	—
Additional yearly expense related to US Branded Prescription Drug Fee(4)	(116)	—
Tax effect of items listed above:	1,094	1,480
Amortization of intangible assets	728	939
Impairment of intangible assets	(18)	527
Fair value remeasurement of contingent consideration liabilities	254	(85)
Expenses arising from the impact of acquisitions on inventories	—	2
Other gains and losses, and litigation	(13)	—
Restructuring costs	143	97
Other tax items(5)	(110)	(109)
Share of items listed above attributable to non-controlling interests	8	4
Restructuring costs of associates and joint ventures. and expenses arising from the impact of acquisitions on associates and joint ventures	(198)	(50)
Net income attributable to equity holders of Sanofi	4,390	3,716	18.1%
Consolidated earnings per share(6) (in euros)	3.34	2.81

(1)     Including impact of transition to IFRIC 21.

(2)     Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €2,361 million in 2014 and €2,804 million in 2013.

(3)    Day one profit on Alnylam shares presented in financial result.

(4)    Annual fee related to 2013 sales following the final IRS regulation issued in July 2014 that has changed the timing of liability recognition and leads to a one-time “double” expense in the year of 2014.

(5)    Tax on dividends paid to shareholders of Sanofi.

(6)    Based on an average number of shares outstanding of 1,315.8 million in 2014 and 1,323.1 million in 2013.

Appendix 4: Consolidated income statement

€ million	Q4 2014	Q4 2013(1)	2014	2013(1)
Net sales	9,072	8,457	33,770	32,951
Other revenues	98	88	339	355
Cost of sales	(3,041)	(2,899)	(11,029)	(10,991)
Gross profit	6,129	5,646	23,080	22,315
Research and development expenses	(1,351)	(1,246)	(4,824)	(4,770)
Selling and general expenses	(2,465)	(2,145)	(9,107)	(8,603)
Other operating income	164	288	327	691
Other operating expenses	(68)	(36)	(163)	(241)
Amortization of intangible assets	(620)	(682)	(2,482)	(2,914)
Impairment of intangible assets	135	(919)	26	(1,387)
Fair value remeasurement of contingent consideration liabilities	(126)	499	(303)	314
Restructuring costs	(113)	(70)	(411)	(300)
Operating income	1,685	1,335	6,143	5,105
Financial expenses	(159)	(154)	(605)	(612)
Financial income	21	51	193	109
Income before tax and associates and joint ventures	1,547	1,232	5,731	4,602
Income tax expense(2)	(166)	(135)	(1,171)	(763)
Share of profit/loss of associates and joint ventures	(15)	2	(51)	35
Net income	1,366	1,099	4,509	3,874
Net income attributable to non-controlling interests	27	39	119	158
Net income attributable to equity holders of Sanofi	1,339	1,060	4,390	3,716
Average number of shares outstanding (million)	1,315.8	1,321.1	1,315.8	1,323.1
Earnings per share (in euros)	1.02	0.80	3.34	2.81

(1)    Including impact of transition to IFRIC 21.

(2)    In 2014, including a tax on dividends paid to shareholders of Sanofi: (110) M€ compared to (109) M€ in 2013.

Appendix 5: Change in net debt

€ million	2014	2013(1)
Business net income	6,847	6,686
Depreciation amortization and impairment of property. plant and equipment and software	1,230	1,211
Net gains and losses on disposals of non-current assets, net of tax	(205)	(261)
Other non-cash items	(389)	(106)
Operating cash flow before changes in working capital (2)	7,483	7,530
Changes in working capital (2)	988	125
Acquisitions of property, plant and equipment and software	(1,223)	(1,198)
Free cash flow (2)	7,248	6,457
Acquisitions of intangibles, excluding software	(334)	(200)
Acquisitions of investments, including assumed debt (2)	(2,292)	(319)
Restructuring costs paid	(774)	(659)
Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets. net of tax	252	368
Issuance of Sanofi shares	680	1,004
Dividends paid to shareholders of Sanofi	(3,676)	(3,638)
Acquisition of treasury shares	(1,801)	(1,641)
Disposals of treasury shares, net of tax	1	2
Transactions with non-controlling interests including dividends	(8)	(52)
Foreign exchange impact	(525)	355
Other items	101	(1)
Change in net debt	(1,128)	1,676

(1)    Including impact of transition to IFRIC 21.

(2)    Excluding restructuring costs.

Appendix 6: Simplified consolidated balance sheet

ASSETS € million	12/31/14	12/31/13(1)	LIABILITIES € million	12/31/14	12/31/13(1)
Property, plant and equipment	10,396	10,182	Equity attributable to equity-holders of Sanofi	56,120	56,904
Intangible assets (including goodwill)	53,740	52,529	Equity attributable to non-controlling interests	148	129
Non-current financial assets, investments in associates, and deferred tax assets	9,819	9,418	Total equity	56,268	57,033
			Long-term debt	13,276	10,414
			Non-current liabilities related to business combinations and to non-controlling interests	1,133	884
Non-current assets	73,955	72,129	Provisions and other non-current liabilities	9,578	8,735
			Deferred tax liabilities	4,105	5,060
Inventories, accounts receivable and other current assets	16,086	15,655	Non-current liabilities	28,092	25,093
Cash and cash equivalents	7,341	8,257	Accounts payable and other current liabilities	11,363	9,728
			Current liabilities related to business combinations and to non-controlling interests	131	24
			Short-term debt and current portion of long-term debt	1,538	4,176
Current assets	23,427	23,912	Current liabilities	13,032	13,928
Assets held for sale or exchange	10	14	Liabilities related to assets held for sale or exchange	—	1
Total ASSETS	97,392	96,055	Total LIABILITIES & EQUITY	97,392	96,055

(1) Including impact of transition to IFRIC 21.

Appendix 7: 2015 currency sensitivity

2015 Business EPS currency sensitivity

Currency	Variation €/Currency	Business EPS Sensitivity
	$-0.05	+0.10
Yen	+5	-0.03
Ruble	+10	-0.06

Currency exposure on Q4 2014 and 2014 sales

Currency	Q4 2014	2014
US $	35.6%	34.4%
Euro €	23.1%	24.5%
Japanese Yen	5.7%	6.0%
Brazilian Real	3.5%	3.7%
Chinese Yuan	4.8%	4.5%
Russian Ruble	2.1%	2.3%
	£2.1%	2.1%
Mexican Peso	2.4%	1.9%
Canadian $	1.6%	1.5%
Australian $	1.4%	1.5%
Others	17.7%	17.6%

Currency average rates

	Q4 2013	Q4 2014	Change	2013	2014	Change
€/$	1.36	1.25	-8.2%	1.33	1.33	+0.1%
€/Yen	136.66	142.98	+4.6%	129.66	140.38	+8.3%
€/Real	3.10	3.18	+2.8%	2.87	3.12	+8.9%
€/Ruble	44.32	59.93	+35.2%	42.32	51.01	+20.5%

Appendix 8: R&D Pipeline

Registration

Phase III

Phase II

Phase I

N : New molecular entity

Appendix 9: Expected R&D milestones in 2015

Product	Event	Timing
Dengue vaccine	Expected regulatory submission in endemic countries	H1 2015
Quadracel®	Expected U.S. regulatory decision	Q1 2015
Toujeo® (U300)	Expected U.S. regulatory decision in Diabetes	Q1 2015
Toujeo® (U300)	Expected EU regulatory decision in Diabetes	Q2 2015
Lyxumia® (lixisenatide)	Expected ELIXA CV outcome trial top-line results	Q2 2015
Dupilumab	Expected start of Phase III trial in Asthma	Q2 2015
Praluent™ (alirocumab)	Expected U.S. regulatory decision in Hypercholesterolemia	Q3 2015
PR5i (DTP-HepB-Polio-Hib)	Expected U.S. regulatory decision	Q3 2015
LixiLan	Expected Phase III top line results in Diabetes	Q3 2015
Lyxumia® (lixisenatide)	Expected U.S. regulatory submission in Diabetes	Q3 2015
Dupilumab	Expected start of Phase III trial in Nasal Polyposis	Q3 2015
Sarilumab	Expected Phase III top line results in Rheumatoid Arthritis	H2 2015
Vaxigrip® QIV IM (3+ years)	Expected EU regulatory submission	Q4 2015
Dengue Vaccine	Expected regulatory decision in endemic countries	Q4 2015
LixiLan	Expected U.S. and EU regulatory submissions in Diabetes	Q4 2015
Sarilumab	Expected U.S. regulatory submission in Rheumatoid Arthritis	Q4 2015

Appendix 10: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the fourth quarter and 2014

€ million	Q4 2014	2014
Net sales	9,072	33,770
Effect of exchange rates	-229	792
Net sales at constant exchange rates	8,843	34,562

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•                  by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•                  similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•                  for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Business net income

Sanofi publishes a key non-GAAP indicator. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•                  amortization of intangible assets,

•                  impairment of intangible assets,

•                  fair value remeasurement of contingent consideration liabilities related to business combinations,

•                  other impacts associated with acquisitions (including impacts of acquisitions on associates),

•                  restructuring costs(1),

•                  other gains and losses (including gains and losses on disposals of non-current assets(1)),

•                  costs or provisions associated with litigation(1),

•                  tax effects related to the items listed above as well as effects of major tax disputes.

•                  tax (3%) on dividends paid to Sanofi shareholders.

Additionally, the business net income was adjusted by the one-time additional yearly expense, unrelated to segment performance and recorded in 2014 on the income statement line selling and general expenses, following the final US IRS regulation related to annual Branded Prescription Drug Fee issued in July 2014.

(1)         Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.